Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

May 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Owl Rock Capital Corporation III, Registration Statement on Form N-14

Dear Sir/Madam:

On behalf of Owl Rock Capital Corporation III (the “Registrant”), we are transmitting a registration statement on Form N-14 (the “Registration Statement”) for review under the Securities Act of 1933, as amended.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact Kristin Burns (212.287.7023), Dwaune Dupree (202.383.0206) or me (202.383.0218).

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.